UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 10, 2026, RedCloud Holdings plc (the “Company”) received written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum market value of listed securities set forth in Nasdaq’s rules for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires primary securities listed on the Nasdaq Capital Market to maintain a minimum market value of listed securities of $35,000,000 (the “MVLS Requirement”), and Listing Rule 5810(c)(3)(C) provides that a failure to meet the MVLS Requirement exists if a deficiency under Rule 5550(b)(2) continues for a period of 30 consecutive business days. Based on the market value of the Company’s listed securities for a period of 30 consecutive business days prior to and including August 7, 2026, the Company is not in compliance with the MVLS Requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has a cure period of 180 calendar days, or until February 8, 2027 (the “Compliance Period”), to regain compliance with the MVLS Requirement. To regain compliance, the market value of the Company’s listed securities must meet or exceed $35,000,000 for at least 10 consecutive business days during the Compliance Period. If the Company does not regain compliance during such period, Nasdaq will provide written notice that the Company’s ordinary shares are subject to delisting. In that event, the Company may appeal such determination to a hearing panel.

The Company will make its best efforts to regain compliance with the MVLS Requirement prior to the expiration of the Compliance Period. However, there can be no assurance that the Company will succeed in doing so.

There is no immediate impact on the listing of the Company’s ordinary shares as a result of the matters discussed in this Report on Form 6-K, and the Company’s ordinary shares currently continue to trade in the normal manner on the Nasdaq Capital Market under the symbol “RCT”.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836).

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, the concomitant risk that the Company’s shares may be delisted by Nasdaq, market and business conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: August 10, 2026